WIND RIVER BIOMASS UTILITY LLC

Unaudited Financial Statements For The Year Ended December 31, 2016 and 2015

May 12, 2017

Jason M. Tyra CPA PLLC

Independent Accountant's Review Report

To Management
Wind River Biomass Utility LLC
Stevenson, WA

We have reviewed the accompanying balance sheet of Wind River Biomass Utility LLC as of December 31, 2016 and 2015, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
May 12, 2017

1341 West Mockingbird Lane, Suite 600W
Dallas, TX 75247
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

WIND RIVER BIOMASS UTILITY LLC
BALANCE SHEET
DECEMBER 31, 2016 AND 2015

	2016	2015
ASSETS		
CURRENT ASSETS		
Cash	$ 22,835	$ 41,010
TOTAL CURRENT ASSETS	22,835	41,010
NON-CURRENT ASSETS		
Fixed Assets, Net	253,360	304,032
Deposits	2,400	2,400
TOTAL NON-CURRENT ASSETS	255,760	306,432
TOTAL ASSETS	278,595	347,442
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	11,444	11,828
TOTAL CURRENT LIABILITIES	11,444	11,828
NON-CURRENT LIABILITIES		
Notes Payable	74,813	77,415
TOTAL LIABILITIES	86,257	89,243
MEMBERS' EQUITY		
Contributed Capital	8,000	8,000
Retained Earnings (Deficit)	184,338	250,199
TOTAL MEMBERS' EQUITY	192,338	258,199
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 278,595	$ 347,442

WIND RIVER BIOMASS UTILITY LLC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016	2015
Operating Income		
Grants	$ 2,660	$ 103,280
Gross Profit	2,660	103,280
Operating Expense		
Depreciation	50,672	50,672
General and Administrative	10,802	11,017
Rent	3,534	4,826
	65,008	66,515
Net Income from Operations	(62,348)	36,765
Other Income (Expense)		
Interest Expense	(3,376)	-
State and Local Taxes	(137)	(14,215)
Net Income	$ (65,861)	$ 22,550

WIND RIVER BIOMASS UTILITY LLC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016	2015
Net Income (Loss) For The Period	$ (65,861)	$ 22,550
Cash Flows From Operating Activities		
Change in Payables	(384)	11,828
Change in Deposits	-	(2,400)
Depreciation	50,672	50,672
Net Cash Flows From Operating Activities	50,288	60,100
Cash Flows From Investing Activities		
Purchase of Fixed Assets	-	(93,718)
Net Cash Flows From Investing Activities	-	(93,718)
Cash Flows From Financing Activities		
Change in Notes Payable	(2,602)	47,326
Change in Contributed Capital	-	4,000
Net Cash Flows From Financing Activities	(2,602)	51,326
Cash at Beginning of Period	41,010	752
Net Increase (Decrease) In Cash	(18,174)	40,258
Cash at End of Period	$ 22,835	$ 41,010

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Wind River Biomass Utility LLC ("the Company") is a limited liability company organized under the laws of the State of Washington. The Company is currently developing an energy generation plant that will use waste materials from forest clearing and logging activities as fuel.

The Company will conduct an equity crowdfund offering during the second and third quarter of 2017 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Management's estimates of the useful lives of the Company's fixed assets are the only significant estimates contained in the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fixed Assets

The Company capitalizes long lived assets with an original value of $1,000 or more. Depreciation is calculated on a straight-line basis over the Company's estimate of the useful life of each asset. Useful lives range from three to ten years.

Revenue

The Company recognizes revenue when received. The Company's major source of revenue for the years ended December 31, 2016, and 2015, was government grants.

Rent

The Company has a ground lease agreement that grants it the right to construct and operate a power generation facility. The lease expires on April 30, 2018, but may be extended in five year increments. Future minimum payments due under the lease (through April of 2018) are as follows:

January 2017	to	May 2017	$ 903
May 2017	to	December 2017	$4,830
January 2018	to	April 2018	$2,415

Income Taxes

The Company is subject to tax filing requirements in the federal jurisdiction of the United States. For the years ended December 31, 2016 and 2015, the Company elected to be treated as partnership for federal income tax purposes. All items of revenue and expense for those years were reported by the members on their individual tax returns. The Company's 2015 federal tax filing will be subject to inspection by the Internal Revenue Service until 2019.The Company's 2016 federal tax filing will be subject to inspection by the Internal Revenue Service until 2020.

The Company is subject to tax filing requirements in the State of Washington. The Company's Washington Business Organization tax filings for 2015, and 2016 remain subject to review by that State until 2020, and 2021, respectively.

NOTE C- FINANCING ACTIVITIES

The Company has a note payable to Skamania County Economic Development Council (EDC). The note accrues interest at a nominal annual rate of 6.5%. The monthly payments made toward the interest and principal for this note payable are $305.

The Company has a note payable to Bonneville Environmental Foundation. The note has no set terms until one of the following three conditions are met:

1) not operational by June 30, 2018, then loan is cancelled;
2) operational for heat, but not for electrical generation- terms to be negotiated at 0% interest;
3) operational for electrical generation- one renewable energy credit (REC) for every one megawatt hour of power sold, limited to 25,000 RECs.

The Company has a note payable to a related party. The note has no terms, and is payable when business conditions permit, at the discretion of management.

NOTE D- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

Most of the Company's business activity is conducted with customers located within Skamania County, Washington. Therefore, the Company's exposure to credit risk is significantly affected by changes in the economy in the Skamania County area.

NOTE E- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before May 12, 2017, the date that the financial statements were available to be issued.